

Mail Stop 7010

March 25, 2008

Mr. Scott D. Schweinfurth
Chief Financial Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

> **RE:** **Form 10-K for the fiscal year ended June 30, 2007**
> **Forms 10-Q for the periods ended September 30, 2007 and December 31, 2007**
> **File No. 1-8300**

Dear Mr. Schweinfurth:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page F-6

2. We have reviewed your response to prior comment 2. It appears that you are presenting the number of shares issued under the column titled "Common Shares Outstanding" within Attachment A. As such, please revise the title to appropriately reflect that the column pertains to the number of common shares issued, and not outstanding. Additionally, please revise the title of the column titled "Treasury Shares Outstanding" to appropriately reflect that these shares are held as treasury stock, instead of being outstanding.

3. It does not appear that you have given retroactive effect for your stock split to the two columns added pursuant to prior comment 2 – "Common Shares Outstanding" and "Treasury Shares Outstanding." The number of shares presented within your statements of stockholders' equity should agree to the number of shares presented on the face of your balance sheet. Please revise accordingly.

Consolidated Statements of Cash Flows, page F-7

4. We have reviewed your response to prior comment 5. You reference your response letter dated March 15, 2006 in concluding that the classification of advances in royalties within the cash used in investing activities section is appropriate. Based upon our review of the correspondence in 2006, it does not appear that advances in royalties were specifically discussed as a part of that review. Please tell us the amounts of increases and decreases in your cash flows related to advances in royalties for each period presented, including the interim period subsequent to your latest fiscal year. Please tell us in greater detail the nature and terms of these advance royalty payments and how they differ from royalty payments not made in advance. Please expand upon your conclusion that the classification of advances in royalties in the cash used in investing activities section is appropriate. In doing so, please also explain why advance royalty

payments are treated as investing activities, while royalty payments not made in advance are treated as operating activities.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ed Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief